UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 10)*

BGC Partners, Inc.

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

05541T 10 1

(CUSIP number)

Stephen M. Merkel, Esq.

Cantor Fitzgerald, L.P.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Name, address and telephone number of person authorized to receive notices and communications)

June 5, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting persons Cantor Fitzgerald, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 108,579,333 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 108,579,333 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 108,579,333 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.5%
14	Type of reporting person (see instructions) PN

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1	Name of reporting persons CF Group Management, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 shares of Class A Common Stock
	8	Shared voting power 111,227,762 shares of Class A Common Stock
	9	Sole dispositive power 0 shares of Class A Common Stock
	10	Shared dispositive power 111,227,762 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 111,227,762 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.1%
14	Type of reporting person (see instructions) CO

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1	Name of reporting persons Howard W. Lutnick
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,124,081 shares of Class A Common Stock
	8	Shared voting power 125,190,612 shares of Class A Common Stock
	9	Sole dispositive power 7,124,081 shares of Class A Common Stock
	10	Shared dispositive power 125,190,612 shares of Class A Common Stock
11	Aggregate amount beneficially owned by each reporting person 132,314,693 shares of Class A Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 42.1%
14	Type of reporting person (see instructions) IN

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This Amendment No. 10 (this “Amendment”) amends the Schedule 13D, dated April 1, 2008 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated June 10, 2008 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 1, 2008 (“Amendment No. 2”), Amendment No. 3 to the Original 13D, dated January 30, 2009 (“Amendment No. 3”), Amendment No. 4 to the Original 13D, dated May 7, 2009 (“Amendment No. 4”), Amendment No. 5 to the Original 13D, dated August 3, 2009 (“Amendment No. 5”), Amendment No. 6 to the Original 13D, dated November 3, 2009 (“Amendment No. 6”), Amendment No. 7 to the Original 13D, dated April 1, 2010 (“Amendment No. 7”), Amendment No. 8 to the Original 13D, dated February 17, 2011, and Amendment No. 9 to the Original 13D, dated February 12, 2012 (“Amendment No. 9”), filed by Cantor Fitzgerald, L.P., a Delaware limited partnership (“CFLP”), CF Group Management, Inc., a New York corporation (“CFGM”), and Howard W. Lutnick (together with CFLP and CFGM, the “Reporting Persons”). Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 or Amendment No. 9, as the case may be.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following:

See Item 4, which is incorporated by reference herein.

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Item 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by updating previously disclosed information with respect to the following items. Note that all of the information set forth below has been previously disclosed in the public filings of BGC Partners, Inc. (the “Company”) or in Section 16 reports of the relevant reporting persons, in each case unless otherwise indicated or not applicable.

Exchange of Class A Common Stock

As previously reported, on June 5, 2015, the Company entered into an agreement with Cantor Fitzgerald, L.P. (“CFLP”) providing CFLP and its managing general partner, CF Group Management, Inc. (“CFGM”), and other Cantor affiliates entitled to hold Class B Stock under the Company’s Amended and Restated Certificate of Incorporation (collectively, “Cantor”), the right to exchange from time to time, on a one-to-one basis, subject to adjustment, up to an aggregate of 34,649,693 shares of Class A Stock now owned or subsequently acquired by Cantor for up to an aggregate of 34,649,693 shares of Class B Stock. Such shares of Class B Stock, which currently can be acquired by Cantor upon the exchange of exchangeable limited partnership units owned by Cantor in the Company’s subsidiary, BGC Holdings, L.P. (“BGC Holdings”), are already included in the Company’s fully diluted share count and will not increase Cantor’s current maximum potential voting power in the common equity of the Company. These shares of Class B Stock represent the remaining 34,649,693 authorized but unissued shares of Class B Stock available under the Company’s Amended and Restated Certificate of Incorporation. The exchange agreement will enable Cantor to acquire the same number of shares of Class B Stock that it is already entitled to acquire without having to exchange its exchangeable limited partnership units in BGC Holdings. The Company’s Audit Committee and full Board of Directors determined that it was in the best interests of the Company and all of its stockholders to approve the exchange agreement because it will help ensure that Cantor retains its exchangeable limited partnership units in BGC Holdings, which is the same partnership in which the Company’s partner employees participate, thus continuing to align the interests of Cantor with those of the partner employees.

Under the exchange agreement, CFLP and CFGM have the right to exchange the 25,385,850 shares of Class A Stock currently owned by them (including the 24,042,599 shares of Class A Stock received by CFLP on April 13, 2015 upon exchange of convertible notes) for the same number of shares of Class B Stock. Cantor would also have the right to exchange any shares of Class A Stock subsequently acquired by it for shares of Class B Stock, up to the limit of the then-remaining authorized but unissued shares of Class B Stock.

The issuance of up to 34,649,693 shares of Class B Stock by the Company to Cantor upon the exchange of exchangeable limited partnership units in BGC Holdings was previously approved by the Audit Committee and full Board and by The Nasdaq Stock Market (“Nasdaq”) in connection with the Company’s 2008 merger transaction with Cantor. The Company and Cantor have agreed that any shares of Class B Stock issued in connection with the exchange agreement would be deducted from the aggregate number of shares of Class B Stock that may be issued to Cantor upon exchange of its exchangeable limited partnership units in BGC Holdings. Accordingly, Cantor will not be entitled to receive any more shares of Class B Stock under this agreement than it was previously eligible to receive upon exchange of exchangeable limited partnership units.

The Company has submitted a notification to Nasdaq relating to the issuance of the Class B Stock pursuant to the exchange agreement. The Company’s issuance of the exchange right to Cantor was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and any issuance of Class B Stock pursuant to the exchange agreement will be made in reliance on the exemption from registration provided by Section 3(a)(9) and/or Section 4(a)(2) of the Securities Act.

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Convertible Notes

As previously reported by the Company, on April 1, 2010 BGC Holdings issued an aggregate of $150 million principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGC Holdings Notes”) in a private placement to CFLP. On April 1, 2010, BGC Holdings lent the proceeds from the issuance of the BGC Holdings Notes to the Company in exchange for $150 million principal amount of 8.75% Convertible Senior Notes due 2015 (the “BGCP Notes” and, together with the BGC Holdings Notes, the “Notes”) on substantially the same economic terms as the BGC Holdings Notes.

On April 13, 2015, the Notes were fully converted and, as a result, 24,042,599 shares of Class A Common Stock were issued to CFLP in a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

On June 15, 2015, the Company filed with the Securities and Exchange Commission a registration statement on Form S-3 (No. 333-204980) to register for resale the 24,042,599 shares of Class A Common Stock held by CFLP and its affiliates in order to facilitate certain stock pledge, stock loan, and other financing transactions by or on behalf of Cantor or its affiliates from time to time.

Redemption of Non-Exchangeable BGC Holdings Founding Partner Units From Terminating Founding Partners/Grant by CFLP to Terminating Partners of the Right to Exchange/CFLP Purchase Rights

As previously reported by the Company, in the event that BGC Holdings redeems any non-exchangeable founding partner units upon the termination or bankruptcy of a founding partner, CFLP has the right to purchase from BGC Holdings an equivalent number of BGC Holdings limited partnership units upon the same terms as those paid by BGC Holdings in the redemption.

As of June 30, 2015, BGC Holdings has the right to redeem an aggregate of 1,507,313 non-exchangeable founding partner units. In addition, as of June 30, 2015, CFLP has granted founding partners the right to exchange an aggregate of 1,089,059 of their non-exchangeable founding partner units for shares of Class A Common Stock. Accordingly, upon BGC Holdings’ redemption of any of such non-exchangeable founding partner units, and/or or the grant by CFLP of exchange rights to such units, CFLP will have the right to purchase from BGC Holdings an aggregate of 1,656,356 exchangeable limited partnership units pursuant to terms yet to be determined.

Distribution Rights Shares

As of June 30, 2015, CFLP has distributed to its current and former partners an aggregate of 20,740,909 shares of Class A Common Stock, consisting of (i) 19,307,009 shares to retained and founding partners to satisfy certain of CFLP’s distribution rights obligations provided to such partners on April 1, 2008 (the “April 2008 distribution rights shares”), and (ii) 1,433,900 shares to satisfy certain of CFLP’s deferred stock distribution obligations provided to CFLP partners on February 14, 2012 in connection with CFLP’s payment of previous quarterly partnership distributions (the “February 2012 distribution rights shares”). As of June 30, 2015, CFLP is still obligated to distribute to its current and former partners an aggregate of 15,866,062 shares of Class A common stock, consisting of (a) 14,064,735 April 2008 distribution rights shares, and (b) 1,801,327 February 2012 distribution rights shares.

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Global Partnership Restructuring Program/Acceleration of Restrictions on Restricted Class A Common Stock/Sale of Shares of Class A Common Stock

As previously reported by the Company, in 2013 the Company redeemed or exchanged approximately 76 million units from the partners of BGC Holdings (the “Global Partnership Restructuring Program”). The Company granted approximately 44 million shares of Class A common stock, of which approximately 41 million were restricted shares. A portion of the units redeemed were used to pay the withholding taxes owed on behalf of these partners. Messrs. Lutnick and Merkel, as well as the other executive officers of the Company, participated in the Global Partnership Restructuring Program.

In connection with the Global Partnership Restructuring Program, on January 30, 2015, the Compensation Committee of the Company approved the acceleration of the lapse of transferability with respect to certain shares of restricted Class A common stock held by the Company’s executive officers, including Mr. Merkel, as follows: 16,354 shares. The Compensation Committee authorized the Company to repurchase any or all such shares from the executive officers at a price of $7.83 per share, which was the closing price of our Class A common stock on January 30, 2015. As a result of these accelerations of the lapse of transfer restrictions, Mr. Lutnick was offered the opportunity under the exchange policy set forth in the Company’s proxy statement to have the lapse of transfer restrictions on a number of shares of restricted Class A common stock in an amount equal to the highest percentage of acceleration approved for any other executive officer. Mr. Lutnick waived these rights, which are included in the aggregate total of 1,645,119 rights available to Mr. Lutnick under such policy.

Grant of Exchange Rights/Sale of Shares of Class A Common Stock

As previously reported by the Company, on May 9, 2014, partners of BGC Holdings approved the Tenth Amendment to the Agreement of Limited Partnership of BGC Holdings (the “Tenth Amendment”) effective as of May 9, 2014. In order to facilitate partner compensation and for other corporate purposes the Tenth Amendment created a new class of partnership units (“NPSUs”), which are working partner units. Also on May 9, 2014, the Compensation Committee authorized the grant of 4 million NPSUs to Mr. Lutnick and 1 million NPSUs to Mr. Merkel. The NPSUs granted to Mr. Lutnick will vest ratably on January 1 of each year beginning January 1, 2015 and ending January 1, 2018, such that an equal number of NPSUs will vest and automatically be converted into an equivalent number of PSUs/PPSUs on each vesting date. The NPSUs granted to Mr. Merkel will vest ratably on January 1 of each year beginning January 1, 2015 and ending January 1, 2021, such that an equal number of NPSUs will vest and automatically be converted into an equivalent number of PSUs/PPSUs on each vesting date. Exchange rights with respect to any non-exchangeable PSUs/PPSUs will be determined in accordance with the Company’s practices when determining discretionary bonuses or awards, which may include the Compensation Committee’s exercise of negative discretion to reduce or withhold any such awards.

On January 1, 2015, (i) 1,000,000 of Mr. Lutnick’s NPSUs converted into 550,000 PSUs and 450,000 PPSUs, of which Mr. Lutnick has the right to exchange for shares and cash, which he waived under the policy noted above, and (ii) 142,587 of Mr. Merkel’s NPSUs converted into 78,571 PSUs and 64,286 PSUs, of which 5,607 PSUs and 4,588 PPSUs were made exchangeable and repurchased by the Company at the average price of shares of Class A common stock sold under the Company’s Controlled Equity Offering less 2%, or $91,558.

On January 30, 2015, the Compensation Committee of the Company authorized the grant of 4 million NPSUs to Mr. Lutnick. The NPSUs granted to Mr. Lutnick will vest ratably on January 1 of each year beginning January 1, 2016 and ending January 1, 2020, such that an equal number of NPSUs will vest and automatically be converted into an equivalent number of vested non-exchangeable PSUs/PPSUs for Mr. Lutnick on each vesting date. Exchange rights with respect to any non-exchangeable

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PSUs/PPSUs will be determined in accordance with the Company’s practices when determining discretionary bonuses or awards, which may include the Compensation Committee’s exercise of negative discretion to reduce or withhold any such awards.

Upon the signing of any agreement that would result in a “Change in Control” (as defined in the Amended and Restated Change in Control Agreements entered into by each of Messrs. Lutnick and Merkel) (i) any unvested NPSUs held by Messrs. Lutnick or Merkel shall vest in full and automatically be converted for exchangeable PSUs/PPSUs (i.e., such PSUs shall be exchangeable for shares of Class A common stock and PPSUs shall be exchangeable for cash), and (ii) any non-exchangeable PSUs/PPSUs held by Messrs. Lutnick and Merkel shall become immediately exchangeable, which exchangeability may be exercised in connection with such “Change in Control.”

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of June 30, 2015. As of June 30, 2015 there were 212,378,605 shares of issued and outstanding Class A Common Stock.

As described above, as of June 30, 2015, the aggregate number of April 2008 distribution rights shares of that CFLP remains obligated to distribute is 14,427,016 all of which are distributable to certain retained partners who have deferred receipt of such shares. Such retained partners include CFGM, Mr. Lutnick, and certain persons listed on Schedule A to the Original 13D. As further described above, as of June 30, 2015, the aggregate number of February 2012 distribution rights shares that CFLP remains obligated to distribute is 1,801,327, all of which are distributable to certain CFLP partners who deferred receipt of such shares. As a result, certain of these April 2008 distribution rights shares and February 2012 distribution rights shares (collectively “distribution rights shares”) are included in the number of shares beneficially owned both directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP, and in the number of shares beneficially owned directly by CFGM, Mr. Lutnick, and the other holders of the distribution rights, including certain of the persons listed in Schedule A to the Original 13D, resulting in substantial duplications in the number of shares set forth below. Once CFLP distributes the remaining 15,866,062 distribution rights shares, these shares will no longer be reflected as beneficially owned directly by CFLP, and indirectly by CFGM and Mr. Lutnick as a result of their control of CFLP; instead, beneficial ownership of the shares will be reported by CFGM and Mr. Lutnick, as a result of direct holdings by CFGM and Mr. Lutnick, and indirect holdings by Mr. Lutnick as a result of his control of CFGM, KBCR and LFA, and by the other recipients of the distribution rights shares, including certain of the persons listed in Schedule A to the Original 13D.

CFLP is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 24,997,038 shares of Class A Common Stock owned of record by it (including 24,0424,599 shares of Class A Common Stock acquired by CFLP upon conversion of the Convertible Senior Notes), (ii) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by it, and (iii) 48,782,933 shares of Class A Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,782,933 shares of Class B Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units). CFLP shares voting and dispositive power over these shares of Class A Common Stock with CFGM, its Managing General Partner, and with Mr. Lutnick, the President and sole shareholder of CFGM. These amounts include 15,866,062 distribution rights shares, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

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CFGM is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 388,812 shares of Class A Common Stock owned of record by it, (ii) 48,745 shares of Class A Common Stock acquirable upon conversion of 48,745 shares of Class B Common Stock owned of record by it, (iii) 2,050,197 April 2008 distribution rights shares, receipt of which has been deferred, (iv) 160,675 February 2012 distribution rights shares, receipt of which has been deferred, and (v) 108,579,333 shares of Class A Common Stock beneficially owned by CFLP, consisting of: (a) 24,997,038 shares of Class A Common Stock owned of record by CFLP, (b) 34,799,362 shares of Class A Common Stock acquirable upon conversion of 34,799,362 shares of Class B Common Stock owned of record by CFLP, and (c) 48,792,933 shares of Class A Common Stock acquirable upon exchange by CFLP of 48,792,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,792,933 shares of Class B Common Stock acquirable upon exchange of 48,792,933 BGC Holdings exchangeable limited partnership units). The CFLP amounts include the 15,866,062 shares of Class A Common Stock that are subject to CFLP’s distribution obligations, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

Mr. Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 2,050,000 shares of Class A Common Stock subject to options exercisable within 60 days, (ii) 387,052 shares of Class A Common Stock held in Mr. Lutnick’s 401(k) account (as of June 30, 2015), (iii) 4,278,539 shares in Mr. Lutnick’s personal asset trust, (iv) 23,572 shares of Class A Common Stock held in Mr. Lutnick’s certain retirement accounts, (v) 149,561 shares held in a Keogh retirement account, and (vi) 235,357 shares of restricted Class A Common Stock held directly.

In addition, Mr. Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to:

(a) 864,945 shares Class A Common Stock held in various trusts and custodial accounts for the benefit of Mr. Lutnick and his family;

(b) 25,385,850 shares of Class A Common Stock owned of record by CFGM and CFLP (388,812 shares of Class A Common Stock owned of record by CFGM);

(c) 34,848,107 shares of Class A Common Stock acquirable upon conversion of 34,848,107 shares of Class B Common Stock owned of record by CFGM and CFLP;

(d) 48,782,933 shares of Class A Common Stock acquirable upon exchange by CFLP of 48,782,933 BGC Holdings exchangeable limited partnership units (or, upon conversion of 48,782,933 shares of Class B Common Stock acquirable upon exchange of 48,782,933 BGC Holdings exchangeable limited partnership units) beneficially owned by CFGM and CFLP, by virtue of Mr. Lutnick being the President and sole stockholder of CFGM;

(e) 7,742,325 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(f) 1,231,396 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by Mr. Lutnick, receipt of which has been deferred;

(g) 2,050,197 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by CFGM, receipt of which has been deferred;

(h) 160,675 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by CFGM, receipt of which has been deferred;

(i) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by a trust for the benefit of Mr. Lutnick’s family, receipt of which has been deferred;

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(j) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, receipt of which has been deferred;

(k) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred;

(l) 161,842 shares of Class A Common receivable pursuant to April 2008 distribution rights shares held by LFA, receipt of which has been deferred; and

(m) 16,193 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by LFA, receipt of which has been deferred.

The CFLP amounts included in Mr. Lutnick’s holdings include an aggregate of 15,866,062 distribution rights shares, the receipt of which have been deferred, and which may generally be issued to such partners upon request, as discussed above.

KBCR is the beneficial owner of, and has shared voting and dispositive power with respect to (i) 2,048,000 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by KBCR, and (ii) 287,967 shares of Class A Common Stock receivable pursuant to February 2012 distribution rights shares held by KBCR, receipt of which has been deferred.

Mr. Fraser is the beneficial owner of, and has sole voting and dispositive power with respect to 14,941 shares of Class A Common Stock owned of record by him. In addition, Mr. Fraser has shared voting and dispositive power with respect to (a) an aggregate of 398,129 shares of Class A Common Stock owned of record by trusts for the benefit of Mr. Fraser’s children, and (b) 200,000 shares of Class A Common Stock acquirable upon exchange of 200,000 exchangeable founding partner units held by Mr. Fraser.

Mr. Merkel is the beneficial owner of, and has sole voting and dispositive power with respect to, (i) 150,382 shares of restricted Class A Common Stock owned of record by him, (ii) 32,916 shares of unrestricted Class A common stock owned of record by him, and (iii) 15,570 shares of Class A Common Stock held in Mr. Merkel’s 401(k) account (as of June 30, 2015). In addition, Mr. Merkel is the beneficial owner of, and has shared voting and dispositive power with respect to, 2,250 shares of Class A Common Stock held of record by Mr. Merkel’s wife.

Ms. Edith Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to, 142,150 shares of Class A Common Stock owned of record by her. In addition, Ms. Edith Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, 43,368 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights held by Ms. Edith Lutnick.

On April 30, 2015, Douglas Barnard retired as Chief Financial Officer of CFLP and CFGM and is no longer a reporting person. Steve Bisgay, the current Chief Financial Officer of CFLP and CFGM, does not own and does not share voting and dispositive power with respect to any shares.

Ms. Allison Lutnick is the beneficial owner of, and has sole voting and dispositive power with respect to 6,507 shares of Class A Common Stock held in her individual retirement accounts. In addition, Ms. Allison Lutnick is the beneficial owner of, and has shared voting and dispositive power with respect to, (i) 781,161 shares of Class A Common Stock held by trusts for the benefit of descendants of Mr. Howard Lutnick and his immediate family, of which Ms. Allison Lutnick is one of two trustees, and (ii) 1,610,182 shares of Class A Common Stock receivable pursuant to April 2008 distribution rights shares held by such trust, receipt of which has been deferred.

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(a) Number of shares and percent of Class A Common Stock beneficially owned by each of the Reporting Persons and the other persons listed on Schedule A of the Original 13D:

Number of Shares of Class A Common Stock:

Person	Number of Shares
CFLP	108,579,333
CFGM	111,227,762
Mr. Lutnick	132,314,693
KBCR	2,335,967
Mr. Fraser	613,070
Mr. Merkel	201,118
Ms. Edith Lutnick	185,518
Mr. Bisgay	0
Ms. Allison Lutnick	2,397,850

Percent of Class A Common Stock:

Person	Percentage
CFLP	36.5%
CFGM	37.1%
Mr. Lutnick	42.1%
KBCR	1.1%
Mr. Fraser	*
Mr. Merkel	*
Ms. Edith Lutnick	*
Mr. Bisgay	*
Ms. Allison Lutnick	1.1%

*	less than 1%

(b) Number of shares of Class A Common Stock beneficially owned as to which the Reporting Persons and each of the other persons listed on Schedule A of the Original 13D has:

(i) sole power to vote or direct the vote:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,124,081
KBCR	0
Mr. Fraser	14,941
Mr. Merkel	198,868
Ms. Edith Lutnick	141,150
Mr. Bisgay	0
Ms. Allison Lutnick	6,507

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(ii) shared power to vote or direct the vote:

Person	Number of Shares
CFLP	108,579,333
CFGM	111,227,762
Mr. Lutnick	125,190,612
KBCR	2,335,967
Mr. Fraser	598,129
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Bisgay	0
Ms. Allison Lutnick	2,391,343

(iii) sole power to dispose or to direct the disposition of:

Person	Number of Shares
CFLP	0
CFGM	0
Mr. Lutnick	7,124,081
KBCR	0
Mr. Fraser	613,070
Mr. Merkel	198,868
Ms. Edith Lutnick	141,150
Mr. Bisgay	0
Ms. Allison Lutnick	6,507

(iv) shared power to dispose of or to direct the disposition of:

Person	Number of Shares
CFLP	108,579,333
CFGM	111,227,762	]
Mr. Lutnick	125,190,612
KBCR	2,335,967
Mr. Fraser	598,129
Mr. Merkel	2,250
Ms. Edith Lutnick	43,368
Mr. Bisgay	0
Ms. Allison Lutnick	2,391,343

(c) See Item 4 which is incorporated by reference herein.

(d) The beneficiaries of the trusts for the benefit of Mr. Lutnick and his family have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by such trusts. Mr. Fraser’s children have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by trusts established for their benefit. The members of LFA have the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by LFA. Each of CFLP and CFGM has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by it. Mr. Merkel’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Class A Common Stock owned of record by her.

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(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 4 and 5, which are incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 47	Joint Filing Agreement, dated as of July 2, 2015 among the Reporting Persons

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Date: July 2, 2015

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chairman, President and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	President

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Schedule 13D/A dated July 2, 2015]

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EXHIBIT INDEX

Exhibit 47	Joint Filing Agreement, dated as of July 2, 2015, among the Reporting Persons

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